Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary description of the Redeemable Units is based on and qualified by the Partnership’s Sixth Amended and Restated Limited Partnership Agreement dated March 31, 2015 (the “Limited Partnership Agreement”), a copy of which is incorporated by reference as Exhibit 3.2 to this Annual Report on Form 10-K and is incorporated herein by this reference. For a complete description of the terms and provisions of the Partnership’s Redeemable Units refer to the Limited Partnership Agreement.  Capitalized terms not defined herein have the meanings ascribed to them in this Annual Report on Form 10-K.

The Partnership Redeemable Units are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their units). Distributions of profits will be made at the sole discretion of the General Partner.

The Redeemable Units may not be transferred without giving written notice of the assignment, transfer or disposition to the General Partner. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. The transfer of Redeemable Units shall be subject to all applicable securities laws. No substitution may be made unless the General Partner consents to such substitution. A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Revised Limited Partnership Act (the “New York Act”), an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner.

A limited partner may request that the Partnership redeem some or all of its Redeemable Units at net asset value per Redeemable Unit as of the last day of any month (the “Redemption Date”). The right to redeem is contingent upon the Partnership’s having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written request for redemption in a form specified by the General Partner at least no later than the third to last business day prior to the Redemption Date, or such other notice period as the General Partner shall determine. The General Partner, in its discretion, may waive the three (3) business day notice requirement. Because net asset value fluctuates daily, limited partners will not know the net asset value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within ten (10) business days following the Redemption Date. The General Partner has not experienced a situation in which the Partnership did not have sufficient cash to honor redemption requests. If this were to occur, the General Partner intends to honor redemption requests on a pro rata basis unless the General Partner determines that a different methodology would be in the best interests of the Partnership. There is no fee charged to limited partners in connection with redemptions. The General Partner may also, at its sole discretion and upon ten (10) days’ notice to a limited partner, require that any limited partner redeem some or all of its Redeemable Units if such redemption is in the best interests of the Partnership. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner, and may permit less frequent redemptions if advisable to prevent the Partnership from being considered a publicly traded partnership by the Internal Revenue Service.

The Partnership is privately and continuously offering two classes of limited partnership interests: “Class A” Redeemable Units and “Class D” Redeemable Units. Class A Units and Class D Units are available to taxable U.S. individuals and institutions, U.S. tax exempt individuals and institutions, and non-U.S. investors (as defined in the Memorandum) who, if accepted, will become limited partners of the Partnership. Whether a limited partner receives Class A Redeemable Units or Class D Redeemable Units will generally depend upon the amount invested in the Partnership, although the General Partner may determine to offer Class A Redeemable Units or Class D Redeemable Units to a limited partner in its sole discretion regardless of investment amount. The Fund may offer additional classes of Redeemable Units in the future.

Summary of the Limited Partnership Agreement

The following is a summary explanation of some of the more significant terms and provisions of the Limited Partnership Agreement. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

The Partnership was formed under the laws of the State of New York on November 28, 2005. In general, a limited partner will not be liable for amounts in excess of such limited partner’s contributions to the Partnership and his, her or its share of Partnership assets and undistributed profits. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner.

The General Partner has selected the Advisor to direct all trading for the Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the Advisor, preparing monthly and annual reports to the limited partners, preparing and filing necessary reports with regulatory authorities, providing oversight to the Partnership’s third party administrator in its delegated, executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney, and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

Each partner will have a capital account, and its initial balance will be the amount such limited partner paid for his, her or its Redeemable Units or, in the case of a contribution by the General Partner, its capital contribution (which will be evidenced by its general partner units), and in the case of the Special Limited Partner, its capital contribution and its profit share allocation when issued (which will be evidenced by its special limited partner units). A partner’s capital account will be increased by the amount of additional capital contributions by such partner. Any increase or decrease in the net asset value per class of each class of units will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts in the relevant class of units.

Additional Partners

The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership will be sold at the Partnership’s then current net asset value per Redeemable Unit for each class.

Restrictions on Transfer or Assignment

The Redeemable Units may not be transferred without giving written notice of the assignment, transfer or disposition to the General Partner. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. The transfer of Redeemable Units shall be subject to all applicable securities laws. No substitution may be made unless the General Partner consents to such substitution. A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Act, an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner.

Removal or Admission of General Partner

The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of each class of Redeemable Units then outstanding.

Amendments; Meetings

The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of each class of Redeemable Units then outstanding. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the Memorandum), to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency, or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including, but not limited to, amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner, a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner’s interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of each class of Redeemable Units then outstanding, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within fifteen (15) days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least thirty (30) but not more than sixty (60) days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of each class of Redeemable Units then outstanding, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or the Advisor may be terminated without penalty on sixty (60) days’ notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the liability of the limited partners as limited partners under the New York Act and that the action is permitted under such law.

Reports to Limited Partners

Within thirty (30) days of the end of each month, the General Partner will provide the limited partners with a financial report containing information relating to the net assets of the Partnership, net asset value per class of Redeemable Unit and net asset value per Redeemable Unit for each class as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven (7) business days of such occurrence: a decrease in the net asset value per Redeemable Unit of any class to $400 or less as of the end of any trading day; any change in trading advisor(s); any change in commodity broker(s); any change in the general partner; any material change in the Partnership’s trading policies or any material change in the Advisor’s trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than ninety (90) days after the close of the Partnership’s fiscal year. Within seventy-five (75) days after the close of the fiscal year, tax information necessary for the preparation of the limited partners’ annual federal income tax returns will be distributed to the limited partners.

Power of Attorney

To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the limited partners, the limited partners will appoint the General Partner, with power of substitution, their attorney in fact by executing the subscription agreement including the power of attorney. Such documents include, without limitation, the Limited Partnership Agreement and amendments and restatements thereto and the Management Agreement.

Dissolution of the Partnership

The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2025; (ii) receipt by the General Partner of an election to dissolve the Partnership at a specified time by limited partners owning more than 50% of all classes of Redeemable Units then outstanding, notice of which is sent by registered mail to the General Partner not less than ninety (90) days prior to the effective date of such dissolution; (iii) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the New York Act, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) decline in the net asset value per Redeemable Unit of any class of Redeemable Unit on any business day after trading to less than $400; or (v) occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the aggregate net assets of the Partnership decline to less than $1,000,000.

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